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U.S. Securities & Exchange Commission                                                                  June 1, 2012

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:       Mr. Michael McTiernan, Assistant Director

Re:        Ultimate Novelty Sports Inc.

              Amendment No.1 to Registration Statement on Form S-1

              Filed May 24, 2012

              File No. 333-179280

Dear Mr. McTiernan

Further to your letter dated June 1, 2012 concerning the deficiencies in our registration statement on Form S-1/A, we provide the following responses:

General

1.       We have revised the required sections of our registration statement.

Executive Compensation, page 29

2.       We have revised the footnote to the summary compensation table to indicate that the arrangement has now been formalized by written agreements.

Exhibit 5, Legal Opinion

3.       We have filed the updated opinion letter.

Sincerely,

/s/ Larissa Zabelina

Larissa Zabelina,

President